DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/14/07


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER



8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

209,771
________________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

209,771

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

16.26%

14. TYPE OF REPORTING PERSON

NA
___________________________________________________________



This statement constitutes Amendment # 8 to the Schedule 13d filed on February 14, 2005. Except as specifically set forth herein, the Schedule 13d remains unmodified.


Item 5 is amended as follows:
Item 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the 10Q filed on 8/9/07 there were 1,289,878 shares of common stock outstanding as of 6/30/07. The percentages set forth in this item were derived using such number.

As a result of the litigation initiated by Gyrodyne and in order to avoid any involvement in future litigation with Gyrodyne, Calapasas Investment Partnership, which beneficially owns 15,845 shares of Gyrodyne?s stock, has formally withdrawn from the filing group. After the aforementioned withdrawal, the remaining members of the filing group own in aggregate 209,771
shares of Gyrodyne or 16.26% 	of the outstanding shares.

  b. Power to dispose and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

  c. The following shares were purchased in the last 60 days:
None.

 d.   Beneficiaries of accounts managed by Mr. Goldstein and Mr.
 Dakos are entitled to receive any dividend and sales proceeds.

  e.   NA

Item 7 is amended as follows:
Item 7. Material to be filed as Exhibits
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: 12/26/07

By: /s/ Phillip Goldstein
Name:     Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos